Exhibit 99.1

PORTIONS OF THE REGISTRATION STATEMENT ON FORM 20-F/A OF P&O PRINCESS CRUISES PLC FILED ON OCTOBER 19, 2000.

Explanatory Note

Under SEC rules, this description of the ordinary shares of Carnival plc is required to be incorporated by reference in this Registration Statement. Because the Registration Statement on Form 20-F/A of P&O Princess Cruises plc was not filed electronically with the SEC, this description of ordinary shares description is being filed as an exhibit to this Registration Statement. Because this description was filed on October 19, 2000 and because it does not reflect the dual listed company arrangement between Carnival Corporation and Carnival plc, it has been superseded by the description of the share capital in the prospectus included in this Registration Statement and readers should not rely on the description of ordinary shares in this exhibit. See “Description of Share Capital” in the prospectus included in this Registration Statement.

ITEM 10.	ADDITIONAL INFORMATION

The following is a summary of the rights of the holders of our ordinary shares. These rights are set out in our memorandum and articles of association or are provided for by applicable English law. This summary does not contain all the information that may be important to you. For more complete information you should read our memorandum and articles of association attached hereto as Exhibit 1.1.

A. Share Capital

Our authorized share capital is $375,000,000 and £50,000. It is comprised of 750,000,000 ordinary shares each with a nominal value of 50 cents each (the “ordinary shares”), 2 subscriber shares of £1 each and 49,998 preference shares of £1 each. As at September 26, 2000 we had 2 subscriber shares of £1 each issued to Nick Luff and Michael Gradon (both executive directors of P&O, and Nick Luff will on demerger become one of our directors). In addition, 49,998 preference shares of £1 each have been allotted to Nick Luff of which just over a quarter have been fully paid. Our 49,998 preference shares of £1 each were allotted against an undertaking by the subscriber to pay  1/4 of the aggregate par value of those shares plus interest on or before September 22, 2005. This is because of a requirement under English law, whereby any public limited company must have allotted capital of £50,000 (which must remain denominated in pounds sterling) before it can commence trading. Unlike our ordinary shares, neither of our subscriber shares nor our 49,998 preference shares of £1 each will be listed on any exchange. Following the demerger, only our ordinary shares and the preference shares will carry the right to vote.

Dividends

Under English law, we may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized less accumulated, realized losses not previously written off. Subject to this restriction, the directors have the discretion to determine whether to pay a dividend and the amount of this dividend but must take into account our financial position.

The directors also determine the date on which we pay dividends on our ordinary shares. We pay dividends to the shareholders on the register on the record date that the directors determine, in proportion to the number of shares which those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

The directors have the discretion to offer shareholders the right to elect to receive additional shares instead of cash dividends. The aggregate value of additional shares which a shareholder may receive under the election is as nearly as possible equal but not greater than the cash amount the shareholder would have received. We do not issue fractions of shares and the directors may make a provision that they think is appropriate to deal with any fractional entitlements. The directors may exclude shareholders from the right to receive shares instead of cash dividends if the directors believe that extending the election to these shareholders would violate the laws of any territory or for any other reason the directors think appropriate.

If a shareholder does not claim a dividend within one year, the directors may invest it or otherwise use it for our benefit until that shareholder claims it. These amounts are not held on trust. If a shareholder does not claim a dividend for twelve years, that shareholder forfeits it and it becomes our property.

We will declare our dividends in U.S. dollars. Holders of our ordinary shares will receive their dividends in pounds sterling, unless they elect to receive their dividends in U.S. dollars. A shareholder holding our ordinary shares and receiving dividends in pounds sterling will be exposed to fluctuations in the U.S. dollar/pounds sterling exchange rate, potentially impacting upon the level of pounds sterling dividend receipts. Holders of our ADSs will receive their dividends in U.S. dollars. Payment of dividends to ADS holders is governed by the ADS depositary agreement. If the ADS depositary receives dividends in a currency other than U.S. dollars, these dividends must be converted into U.S. dollars on behalf of the ADS holders according to the prevailing market rate on the date that the ADS depositary actually receives the dividends. As at the date of this document, Morgan Guaranty acts as depositary.

B. Memorandum and Articles of Association

Objects and Purposes of the Company

Our objects and purposes are to carry on the business of ship owners, forwarding and general agents, organizing and conducting cruises, tours, holidays and excursions and to carry on the business as carriers of passengers and goods by sea, rivers, land and air, travel agents, tourist agents and contractors, insurance brokers, agents for the operators of sea, land and air carriage undertakings, and to provide passengers, travellers and tourists with hotel and other services and conveniences of all kinds, and to undertake the other activities described in Article 4 of our memorandum and articles of association, attached hereto as Exhibit 1.1.

Provisions regarding Directors

Subject to the provisions of the Companies Acts, our directors are not prohibited from being a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, provided that the director gives notice to our board that he or she is to be regarded as having an interest in this transaction or arrangement.

Except as otherwise provided by our Articles, a director may not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, P&O Princess Cruises plc), which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the case falls within one or more of the following sections:

•

the resolution relates to the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of us or any of our subsidiary undertakings.

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the resolution relates to the giving of any guarantee, security or indemnity in respect of a debt or obligation of us or any of our subsidiary undertakings for which he has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security.

•

the resolution relates to any contract, transaction, arrangement or proposal concerning an offer of shares, debentures or other securities of or by us or any of our subsidiary undertakings in which offer his is, or may be, entitled to participate as holder of securities or in the underwriting or sub underwriting of which the director is to participate.

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the resolution relates to any contract, transaction, arrangement or proposal concerning any other body corporate in which he is interested whether as an officer or shareholder or otherwise howsoever, provided that he (together with any persons connected with him) does not hold an interest in shares (as that term is used in Part VI of the U.K. Companies Act) representing 1% or more of the equity share capital or voting rights in such body corporate.

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the resolution relates to any contract, transaction, arrangement or proposal for the benefit of the employees of us or any of our subsidiary undertakings and does not accord to him any privilege or advantage not generally accorded to the employees to whom the arrangement relates.

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any contract, transaction, arrangement or proposal for the purchase or maintenance of insurance which we are empowered to purchase or maintain for the benefit of any directors or group of persons who include directors.

Our directors may not vote or be counted in the quorum on a resolution of the board or a committee of the board concerning their own appointment (including fixing or varying the terms of appointments) to an office or employment with us or any body corporate in which we are interested.

Lord Sterling may not vote on any matter involving a potential conflict with the P&O Group.

Our board may exercise the voting power conferred by our ordinary shares in any body corporate held or owned by us in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favor of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Our board may exercise all the powers of P&O Princess Cruises to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Save with the previous sanction of an ordinary resolution no money shall be borrowed if the principal amount outstanding of all moneys borrowed by us and our subsidiaries, excluding amounts borrowed from us or any of our wholly owned subsidiaries, then exceeds, or would as a result of such borrowing exceed, an amount equal to three times our adjusted capital and reserves.

Where our board convenes any general meeting at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in the notice convening the meeting or in any document accompanying the notice, but the age of any candidate for appointment shall not act as a bar to that candidate’s appointment, nor shall it dictate the time or manner of that director’s retirement.

There is no requirement that a director hold any of our shares.

Subject to the terms of allotment, our board may from time to time make calls on shareholders in respect of any moneys unpaid on their shares. Shareholders receive at least 14 clear days’ notice specifying when and where payment is to be made. A call may be required to be paid by instalments. A person on whom a call is made shall remain liable for calls on him or her even if the shares in respect of which the call was made are subsequently transferred.

Meetings of Shareholders

English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. Our articles of association require that we hold a general meeting annually, at intervals of not longer than fifteen months, to consider the statutory accounts and the reports by the auditors and the directors, to elect directors and to approve the appointment and remuneration of auditors. Extraordinary general meetings to consider specific matters are held at the discretion of the directors or if requested in writing by shareholders representing at least one-tenth of all of the issued shares. The quorum required for a general meeting is two shareholders present in person or by proxy. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Voting Rights

Only our ordinary shares carry the right to vote. Voting at any meeting of shareholders is by show of hands unless a poll (a vote by the number of shares held rather than by a show of hands) is demanded as described below. On a show of hands every shareholder who is present in person or through an authorized corporate representative has one vote. Proxies are not allowed to vote on a show of hands. On a poll every shareholder who is present in person or through an authorized corporate representative or by proxy has one vote for every share held. Only the holders of fully paid shares are allowed to attend meetings or to vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee (including the depositary of ADSs) may not attend and vote at a general meeting and may only vote through his or her nominee. The procedures for voting through the ADS depositary are described under “Item 12. Description of Securities Other than Equity Securities” on page 63.

Resolutions generally require the approval of a simple majority of the shareholders. These resolutions (referred to as ordinary resolutions) require:

•	on a show of hands, a majority in number of the shareholders present and voting in person or through an authorized corporate representative to vote in favor; or

•	on a poll, more than 50% of the votes to be in favor.

Important resolutions, such as those which would alter our articles of association, reduce share capital or vary the rights of shareholders, however, require the approval of a 75% majority of the shareholders. These resolutions (referred to as special resolutions) require:

•	on a show of hands, at least three quarters of the shareholders present and voting in person or through an authorized corporate representative to vote in favor; or

•	on a poll, 75% of the votes to be in favor.

The Chairman of the general meeting has a tie-breaking vote both on a show of hands and on a poll.

The following persons may demand a poll:

•	the Chairman of the meeting;

•	at least five shareholders (present in person or by proxy) having the right to vote at the meeting;

•	any shareholder or shareholders (present in person or by proxy) who together hold at least 10% of all votes held by shareholders having the right to vote at the meeting; or

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any shareholder or shareholders (present in person or by proxy) who together hold shares on which an aggregate amount has been paid up equal to at least 10% of the total amount paid up on all the shares conferring the right to vote at the meeting.

Disclosure of Interests in Ordinary Shares

Under English company law we may give written notice to any person who we know or have reasonable cause to believe owns an interest in our shares requesting information regarding that person’s beneficial interest. If the information is not provided or the directors believe the information provided is false or misleading we may restrict that person’s right to attend or vote at shareholders’ meetings and, if the shares represent at least  1/4 of one percent. in nominal value of the issued shares of their class, we may withhold dividend payments and limit transfer rights attaching to those shares.

Transfer of Shares

Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer based system and transferred without a written instrument in accordance with English company law. The directors may refuse to register transfers of partly paid ordinary shares, but only if that refusal does not prevent dealings in the shares from taking place on an open and proper basis. The directors may refuse to register transfers of fully paid ordinary shares only upon failure by a shareholder to comply with a notice sent out by the Company to ascertain details about persons interested in its shares (called a Section 212 notice). If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months.

Changes in Share Capital

Shareholders must approve increases in share capital through an ordinary resolution. The class and other rights attaching to these new shares may be determined either by resolution of the shareholders or by the directors. The directors may issue and allot these new shares if authorized to do so by the shareholders. In addition to any increase, the following changes in share capital must be approved by an ordinary resolution of the shareholders:

•	share consolidations and share splits;

•	subdivisions of shares; and

•	cancellations of shares which have not been taken or agreed to be taken by any person.

Reductions in share capital, capital redemption reserve fund or share premium account and purchases of our own shares must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Variation of Rights

If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or taken away only if the measure is approved by a special resolution passed at a separate meeting of the holders of the shares of that class. One-third of the nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy.

Lien

We may not have a lien on fully-paid shares.

Shareholders Resident Abroad

If a shareholder has not provided us with an address in the United Kingdom, the Channel Islands or the Isle of Man, we are not required to send notices to that shareholder directly. Notices to those shareholders are posted up in our registered office and deemed to be served on those shareholders. Notices may also be given by advertisement published once in at least one leading U.K. daily newspaper.

Winding-up

If we are dissolved, a liquidator may, with the authority of an extraordinary resolution: (i) divide our assets among the shareholders and may determine and assign fair value to the property to be divided and may decide how that division will be carried out between the shareholders of different classes of shares; and (ii) place any part of our assets in trusts for the benefit of shareholders. No shareholder may be compelled to accept any shares or other property in respect of which there is a liability.

Issues of Shares and Pre-emptive Rights

All of our unissued shares may be allotted by our directors and they may grant options over, or otherwise dispose of, our shares to those persons, at the times and on the terms as they think proper, subject to the provisions of applicable English Law and to the obtaining of a resolution of our shareholders passed in a general meeting.

Subject to applicable English Law and the rules under the U.K. Uncertificated Securities Regulations 1995, or CREST regulations, our directors may determine that any class of shares may be held in uncertificated form and title to shares may be transferred by means of a relevant system in accordance with the CREST regulations or that shares of any class should cease to be held and transferred as stated above. Any provisions of our articles of association that are inconsistent with this right of our directors will not apply to shares of any class that are in uncertificated form.